Exhibit 21.1

Subsidiaries of Registrant*

Name of Subsidiary	Jurisdiction
Gauge II Merger Sub Corp.	Cayman Islands
Gauge II Merger Sub LLC	Texas

*	All subsidiaries are wholly owned by the Registrant